SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                         MANCHESTER EQUIPMENT CO., INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                  562154 10 4
                                 (CUSIP Number)

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                        March 14, 1997 and March 20, 1997
            (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |X|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                              (Continued on following pages)

                               (Page 1 of 7 Pages)
                         (List of Exhibits is on Page 7)
 -----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D

CUSIP No. 562154 10 4


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      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Barry R. Steinberg
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      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|

                                                                        (b)  |X|

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      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                                   Not applicable.  See Item 3.

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                            |_|


--------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER
           SHARES                                      4,585,101
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       4,585,101

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,585,101     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


-------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   53.8%    See Item 5(a).



--------------------------------------------------------------------------------
      14.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

                                                       SCHEDULE 13D

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Ilene Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|

                                                                        (b)  |X|

--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                                 OO. See Item 3.

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                             |_|


--------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER

           SHARES                                      35,000

        BENEFICIALLY

       OWNED BY EACH

         REPORTING

        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       35,000

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,000     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


--------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   .4%    See Item 5(a).

--------------------------------------------------------------------------------
      15.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

                                                      SCHEDULE 13D

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                   Sheryl Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|
--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                                 OO. See Item 3.

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                             |_|


-------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER

                                                       35,000

        BENEFICIALLY

       OWNED BY EACH

         REPORTING

        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       35,000

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,000     See Item 5(a).

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


-------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   .4%    See Item 5(a).

--------------------------------------------------------------------------------
      14.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

1.        Security and Issuer.

     The securities to which this Schedule 13D relate are the shares of Common Stock, $.01 par value ("Common Stock"), of Manchester Equipment Co., Inc. (the "Issuer"), a corporation organized under the laws of the State of New York. The address of the Issuer's principal executive office is 160 Oser Avenue, Hauppauge, New York 11788.

2.        Identity and Background.

     (a) The persons filing this statement are Barry R. Steinberg, Ilene Steinberg and Sheryl Steinberg. Ilene Steinberg and Sheryl Steinberg are each daughters of Barry R. Steinberg, and each of them is over the age of 21. Neither of his daughters resides with Mr. Steinberg.

     (b) The business address of each of the persons filing this statement is 160 Oser Avenue, Hauppauge, New York 11788.

     (c) Mr. Steinberg is the President and Chief Executive Officer of the Issuer. Ilene Steinberg is employed by the Issuer as manager of its Art Department. Sheryl Steinberg is employed by the Issuer as Assistant Sales Manager.

     (d) During the last five years, none of the persons filing this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons filing this statement have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the persons filing this statement is a United States citizen.


3.        Source and Amount of Funds or Other Consideration.

     On March 14, 1997, Mr. Steinberg loaned $200,000 to each of Ilene Steinberg and Sheryl Steinberg (the "Loans") for the purpose of enabling each of them to acquire shares of Common Stock of the Issuer (the "Shares"). The Loans are due on March 14, 2002, bear interest at the rate of 7 1/2% per annum payable annually on each anniversary of the Loans, and are evidenced by promissory notes, each dated March 14, 1997, from each of Ilene Steinberg and Sheryl Steinberg to Mr. Steinberg (the "Notes"). Mr. Steinberg has no direct or indirect pecuniary interest in the Shares. Copies of the Notes are attached hereto and are incorporated herein by reference as Exhibits 1 and 2, respectively.

     As a result of the agreement to loan funds to purchase the Shares, Mr. Steinberg, Ilene Steinberg and Sheryl Steinberg may be deemed a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Steinberg, Ilene Steinberg and Sheryl Steinberg do not affirm the existence of a group, and each such person disclaims beneficial ownership of shares of Common Stock beneficially owned by the others.


4.        Purpose of Transaction.

     All of the shares of Common Stock of which the filing persons are deemed to be the beneficial owners for purposes of this Schedule 13D were purchased or acquired for investment purposes. Although the filing persons have no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, one or more of them may make open market purchases and sales of the Issuer's Common Stock from time to time, depending on a number of factors, including, without limitation, the market price of such Common Stock. 5. Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 8,525,000 shares of Common Stock outstanding on February 28, 1997, as represented by the Issuer in the Form 10-Q, dated March 12, 1997), beneficially owned by each person named in Item 2 above, as of the close of business on March 24, 1997, is set forth below:

                                             Shares            Percentage of
             Name of Holder              Beneficially Owned  Outstanding Shares
Barry R. Steinberg..................         4,585,101              53.8%

Ilene Steinberg.....................           35,0001                .4%

Sheryl Steinberg....................           35,0002                .4%

Total                                       4,655,101               54.6%

     (b) Each of the persons named above has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by him or her.

     (c) On March 14, 1997, each of Ilene Steinberg and Sheryl Steinberg purchased 5,000 shares of the Issuer's Common Stock at a purchase price of $4 5/8 per share. On March 20, 1997, each of Ilene Steinberg and Sheryl Steinberg purchased 5,000 shares of the Issuer's Common Stock at a purchase price of $4 1/2 per share. The transactions were effected on the open market. The Issuer's Common Stock is traded on The Nasdaq National Market.

     (d) Not applicable.

     (e) Not applicable.


6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     As evidenced by the Notes, Mr. Steinberg has loaned to each of Ilene Steinberg and Sheryl Steinberg the sum of $200,000. Each of Ilene Steinberg and Sheryl Steinberg used a portion of the proceeds of such loans to purchase 10,000 shares of the Issuer's Common Stock.

     Mr. Steinberg is a party to an agreement dated November 18, 1996, with Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated (collectively, the "Representatives"), pursuant to which Mr. Steinberg agreed that, for a period of 180 days following the effective date of the Issuer's Registration Statement on Form S-1 (No. 333-13345)(the "Effective Date"), he would not, directly or indirectly, offer, pledge, sell, contract to sell, transfer or otherwise dispose of (i) any shares of the Issuer's Common Stock or (ii) any other securities convertible into, or exchangeable or exercisable for, shares of Common Stock (together with the Common Stock, the "Securities"), without the prior written consent of the Representatives; provided, however, that Mr. Steinberg is permitted thereunder to sell, contract to sell, transfer, donate or bequeath any of the Securities during such period if the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and the transferee of the Securities agrees, prior to the transaction, to be bound by all of the provisions of such agreement (the "Lock-Up Agreement").

     Mr. Steinberg is also a party to an Underwriting Agreement dated November 25, 1996 with the Representatives, pursuant to which Mr. Steinberg agreed that, for a period of 180 days following the Effective

     --------
1   On January 2,  1997,  Barry R.  Steinberg  made a gift of 25,000 shares of the Issuer's  Common Stock to Ilene  Steinberg.
2 On January 2, 1997, Barry R. Steinberg made a gift of 25,000 shares of the Issuer's Common Stock to Sheryl Steinberg.

Date, he would not, without the prior written consent of the Representatives, sell, contract to sell, transfer or otherwise dispose of any shares of the Issuer's Common Stock owned by him or held of record in his name; provided, however, that Mr. Steinberg is permitted thereunder to sell, contract to sell, transfer, donate or bequeath any shares of the Issuer's Common Stock during such period if the transaction is exempt from registration under the Securities Act, and the transferee agrees, prior to the transaction, to be bound by such restrictions on transfer. In addition, pursuant to such Agreement, Mr. Steinberg agreed to indemnify the Underwriters (as defined therein) against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Each of Ilene Steinberg and Sheryl Steinberg is a party an agreement with Mr. Steinberg, dated January 2, 1997, pursuant to which they agreed to be bound by the terms of the Lock-Up Agreement.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer.

7.        Material to be filed as Exhibits.

1. Copy of Promissory Note, dated March 14, 1997, by Ilene Steinberg, as Maker, to Barry R. Steinberg, as Payee.

2. Copy of Promissory Note, dated March 14, 1997, by Sheryl Steinberg, as Maker, to Barry R. Steinberg, as Payee.

3. Agreement dated November 18, 1996, among Barry R. Steinberg, Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated

4. Underwriting Agreement dated November 24, 1996, among Manchester Equipment Company, Inc., Barry R. Steinberg, Ladenburg Thalmann & Co. Inc. and Cruttenden Roth Incorporated by reference to Exhibit 1 to Amendment No. 1, dated November 7, 1996, to the Issuer's Registration Statement on Form S-1 (No. 333-13345)

5.   Agreement  dated  January 2, 1997,  between  Barry R.  Steinberg  and Ilene
     Steinberg

6. Agreement dated January 2, 1997, between Barry R. Steinberg and Sheryl Steinberg

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this statement is true, complete and correct.


                                                     /s/ Barry R. Steinberg
                                                     -----------------------
Date: March 24, 1997                                  Barry R. Steinberg



                                                     s/s Ilene Steinberg
                                                     -------------------
                                                         Ilene Steinberg



                                                      s/s Sheryl Steinberg
                                                       -------------------
                                                         Sheryl Steinberg